CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three months ended March 31, 2015 and 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of United States Dollars) - Unaudited

		March 31,	December 31,
	Notes	2015	2014
ASSETS
Current
Cash and cash equivalents	5	$85,951	$80,356
Trade and other receivables	6	13,612	7,707
Inventories	7	50,528	40,570
Other		6,399	5,951
		156,490	134,584
Non-current
Mineral interests	8	827,512	828,742
Other		13,460	12,302
		840,972	841,044
Total Assets		$997,462	$975,628
LIABILITIES
Current
Accounts payable and accrued liabilities	9	$38,514	$40,246
Debt	10	49,922	49,804
Income tax payable		1,736	1,825
		90,172	91,875
Non-current
Reclamation provision		3,040	3,529
Other		2,291	2,164
Total Liabilities		95,503	97,568
SHAREHOLDERS’ EQUITY
Share capital	14e	1,016,354	1,014,656
Reserves		10,965	11,793
Deficit		(125,360)	(148,389)
Total Shareholders’ Equity		901,959	878,060
Total Liabilities and Shareholders’ Equity		$997,462	$975,628

Commitments, Contingencies and Events after the reporting period (notes 20b, 22 and 23)

APPROVED BY THE DIRECTORS

“Kevin McArthur”	“Alex Black”
Kevin McArthur	Alex Black
Executive Chair	Chief Executive Officer

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information) - Unaudited

		Three Months Ended
			March 31,
	Notes	2015	2014
Revenues	11, 18	$85,282	$89,873
Operating costs
Production costs	12	23,944	31,203
Royalties		6,997	4,982
Depreciation and depletion		9,325	10,547
Total operating costs		40,266	46,732
Mine operating earnings		45,016	43,141

Other operating expenses
Exploration		515	1,450
General and administrative	13	5,813	8,200
Total other operating expenses		6,328	9,650
Earnings from operations		38,688	33,491

Other expense
Interest expense		898	1,658
Net foreign exchange (gain)loss		(168)	164
Other expense		137	567
Total other expense		867	2,389

Earnings before income taxes		37,821	31,102
Income tax expense	15	5,931	6,291
Earnings and total comprehensive income attributable to common shareholders		$31,890	$24,811

Earnings per share
Basic	16	$0.22	$0.17
Diluted	16	$0.22	$0.17

Weighted average shares outstanding
Basic	16	147,851,637	145,200,076
Diluted	16	148,131,616	147,491,440

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars) - Unaudited

		Three Months Ended
			March 31,
	Notes	2015	2014
OPERATING ACTIVITIES
Net earnings for the period		$31,890	$24,811
Adjustments for:
Interest expense		898	430
Income tax expense	15	5,931	6,291
Financing fees		63	307
Items not involving cash:
Depreciation and depletion		9,605	10,802
Loss on disposition of plant and equipment		-	233
Share-based payments	14	563	1,679
Unrealized foreign exchange (gain)loss		(108)	164
Accretion		51	23
Cash provided by operating activities before changes in working capital		48,893	44,740
Changes in working capital	17	(16,293)	(18,035)
Cash provided by operating activities		32,600	26,705
Income taxes paid		(6,826)	(5,156)
Net cash provided by operating activities		25,774	21,549

INVESTING ACTIVITIES
Mineral interests additions		(10,635)	(18,304)
Net cash used in investing activities		(10,635)	(18,304)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options	14a	84	4,691
Borrowings on credit facility	10	-	25,000
Dividends paid to shareholders	16	(8,861)	-
Loan origination fees		(64)	(932)
Interest expense paid		(779)	(789)
Payments on finance leases		(32)	(22)
Net cash (used in)provided by financing activities		(9,652)	27,948

Effect of exchange rates on cash and cash equivalents		108	(164)
Increase in cash and cash equivalents		5,595	31,029
Cash and cash equivalents, beginning of period		80,356	8,838
Cash and cash equivalents, end of period	5	$85,951	$39,867

Supplemental cash flow information (note 17)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information) - Unaudited

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Net earnings		-	-	-	31,890	31,890
Shares issued under the Share Plan	14	73,667	1,575	(1,575)	-	-
Exercise of stock options	14	16,437	123	(39)	-	84
Share-based payments	14	-	-	786	-	786
Dividends paid to shareholders	16	-	-	-	(8,861)	(8,861)
At March 31, 2015		147,734,775	$1,016,354	$10,965	$(125,360)	$901,959

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Net earnings		-	-	-	24,811	24,811
Shares issued under the Share Plan	14	105,667	2,130	(2,130)	-	-
Exercise of stock options	14	649,559	6,818	(2,127)	-	4,691
Share-based payments	14	-	-	918	-	918
At March 31, 2014		146,849,633	$1,005,024	$10,965	$(211,415)	$804,574

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated) - Unaudited
Three Months Ended March 31, 2015 and 2014

1.	OPERATIONS

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe Resources Inc. and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these interim financial statements on April 28, 2015.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2014 and 2013 (“consolidated financial statements”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in note 4.

b)	Currency of presentation

The interim financial statements are presented in United States dollars (“USD$”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD$.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The subsidiaries of the Company and their geographic locations are as follows:

		Ownership
Name of Subsidiary	Location	Percentage	Principal Activity
Tahoe Resources USA Inc.	United States	100%	Services
Tahoe Swiss AG	Switzerland	100%	Services
Escobal Resources Holding Limited	Barbados	100%	Services
Minera San Rafael, S.A.	Guatemala	100%	Operations

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

d)	Critical judgments and estimates

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in note 5 of the consolidated financial statements.

The Company’s interim results are not necessarily indicative of its results for a full year.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new and revised accounting standards effective January 1, 2015

i.	New and revised standards adopted with no material impact on the Company’s interim financial statements.

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

•	IFRS 2 – Share-Based Payments;
•	IFRS 3 – Business Combinations;
•	IFRS 8 – Operating Segments;
•	IFRS 13 – Fair Value Measurement;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 18 – Revenue; and
•	IAS 24 – Related Party Disclosures.
6	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	New and revised standards adopted with material impact on the Company’s interim financial statements.

There were no new standards applied for periods beginning on or after January 1, 2015 that would have a material impact on the interim financial statements.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three months ended March 31, 2015, and have not been applied in preparing these interim financial statements. The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New and revised standards effective January 1, 2016.

•	IFRS 5 – Non-Current Assets Held For Sales and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 27 – Separate Financial Statements;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

ii.	New and revised standards effective January 1, 2017 and thereafter.

•	IFRS 9 – Financial Instruments; and
•	IFRS 15 – Revenue from Contracts with Customers.

5.	CASH AND CASH EQUIVALENTS

		December 31,
	March 31, 2015	2014
Cash	$85,425	$79,830
Cash equivalents	526	526
	$85,951	$80,356

6.	TRADE AND OTHER RECEIVABLES

		December 31,
	March 31, 2015	2014
Trade receivables	$12,960	$6,569
Other	652	1,138
	$13,612	$7,707

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

7.	INVENTORIES

		December 31,
	March 31, 2015	2014
Supplies	$31,147	$29,851
Stockpile	1,081	1,539
Finished goods	18,300	9,180
	$50,528	$40,570

The cost of inventories recognized as an expense for the three months ended March 31, 2015 was $33,269 (three months ended March 31, 2014: $41,750) and is included in total operating costs.

8.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Additions	6,184	-	5,333	11,517
Change in reclamation provision	(523)	-	-	(523)
Balance at March 31, 2015	$557,448	$27,257	$323,024	$907,729
Accumulated Depreciation and
Depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(6,532)	-	(5,692)	(12,224)
Balance at March 31, 2015	$(32,481)	$-	$(47,736)	$(80,217)
Carrying Amount at March 31, 2015	$524,967	$27,257	$275,288	$827,512

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	14,269	65	19,270	33,604
Disposals	-	(127)	(476)	(603)
Transfers(1)	537,187	(539,447)	-	(2,260)
Change in reclamation provision	331	-	-	331
Balance at December 31, 2014	$551,787	$27,257	$317,691	$896,735
Accumulated Depreciation and
Depletion
Balance at January 1, 2014	$-	$-	$(21,080)	$(21,080)
Additions	(25,382)	-	(21,706)	(47,088)
Disposals	-	-	175	175
Transfers	(567)	-	567	-
Balance at December 31, 2014	$(25,949)	$-	$(42,044)	$(67,993)
Carrying Amount at December 31, 2014	$525,838	$27,257	$275,647	$828,742

(1)

In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non-depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings and total comprehensive income effective January 1, 2014. Final settlement adjustments of $2,260 relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests for the year ended December 31, 2014.

8	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

			December 31,
	Notes	March 31, 2015	2014
Trade and other payables		$11,499	$11,609
Royalties payable		16,134	16,369
Accrued trade and other payables		8,245	8,779
Accrued payroll and related benefits		2,426	3,061
Share appreciation rights, current portion	14c	210	428
		$38,514	$40,246

10.	DEBT

		December 31,
	March 31, 2015	2014
Credit facility	$50,000	$50,000
Commitment fee	(2,175)	(2,175)
Accretion	2,097	1,979
	$49,922	$49,804

On December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million bearing interest at a rate per annum of the USD$ London Interbank Offered Rate plus a margin of 7.25% . The $25 million was drawn on January 2, 2014, and repaid upon maturity on September 3, 2014.

In July 2014, the Company amended the credit facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

During the three months ended March 31, 2015, the Company paid commitment fees of $nil related to the credit facility (three months ended March 31, 2014: $625). The commitment fees are being amortized over the life of the facility, $118 of which was amortized during the three months ended March 31, 2015 (three months ended March 31, 2014: $430). In addition to the commitment fees, the Company has paid other fees related to the facility totaling $nil for the three months ended March 31, 2015 (three months ended March 31, 2014: $307).

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

The facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge without consent, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets. As at March 31, 2015, the Company was in compliance with the covenants.

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

11.	REVENUES

	Three Months Ended
		March 31,
	2015	2014
Silver	$75,062	$80,031
Gold	2,591	3,231
Lead	2,374	3,318
Zinc	5,255	3,293
	$85,282	$89,873

12.	PRODUCTION COSTS

	Three Months Ended
		March 31,
	2015	2014
Consumption of raw materials and consumables	$20,037	$16,078
Salaries and benefits	5,580	4,889
Contractors and outside services	4,745	3,847
Other expenses	766	3,154
Changes in inventory	(7,184)	3,235
	$23,944	$31,203

13.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended
		March 31,
	2015	2014
Salaries and benefits	$2,962	$2,624
Share-based payments	562	1,679
Consulting and professional fees	999	1,148
Charitable contributions and donations	90	550
Investor relations and communications	111	117
Administrative and other	1,089	2,082
	$5,813	$8,200

14.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD$ and include Share Plan Options (“Share Options”), Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”). At March 31, 2015, the Company has the following share-based payment arrangements:

10	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD$ of Share Options outstanding at March 31, 2015 and December 31, 2014 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2014	$11.13	2,865,256
Granted	23.92	105,000
Exercised	8.32	(1,406,597)
Forfeited	16.34	(16,000)
Outstanding at December 31, 2014	$14.49	1,547,659
Exercised	6.40	(16,437)
Forfeited	20.85	(52,000)
Outstanding at March 31, 2015	$14.35	1,479,222

The following table summarizes information about share options outstanding and exercisable at March 31, 2015 (exercise range and prices in CAD$):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise price		exercise	remaining		exercise	remaining
range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 6.40-11.15	508,222	$7.56	0.30	508,222	$7.56	0.30
$16.34-17.56	715,000	$16.72	2.33	560,000	$16.81	2.17
$18.14-21.68	175,000	$20.28	2.12	143,000	$20.39	1.88
$22.49-29.74	81,000	$23.27	4.16	-	$-	-
	1,479,222	$14.35	1.71	1,211,222	$13.35	1.35

During the three months ended March 31, 2015, 16,437 share options were exercised and the cash proceeds received were $84 (three months ended March 31, 2014: 649,559 share options exercised for cash proceeds of $4,691).

During the three months ended March 31, 2015, the Company recorded $120 of compensation expense relating to Share Options in general and administrative expenses (three months ended March 31, 2014: $605).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the “general DSA vesting terms”).

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The number of DSAs outstanding at March 31, 2015 and December 31, 2014 is as follows:

Outstanding at January 1, 2014	181,334
Granted	213,000
Shares issued	(108,667)
Outstanding at December 31, 2014	285,667
Shares issued	(73,667)
Forfeited	(14,000)
Outstanding at March 31, 2015	198,000

There were no DSAs granted during the three months ended March 31, 2015. The 213,000 DSAs granted during the year ended December 31, 2014 had a weighted average fair market value of CAD$23.46. Of the 213,000 granted during the year, 210,000 vest according to the general DSA vesting terms. The remaining 3,000 DSAs were granted under special vesting terms whereby the first tranche is to vest eight months after grant date and the second and third tranches vesting annually thereafter in order to match the vesting schedule of the 210,000 DSAs granted earlier in the year.

During the three months ended March 31, 2015, 73,667 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $1,575 was transferred to share capital from share based payments reserve (three months ended March 31, 2014: 105,667 DSA’s vested and $2,130 was transferred to share capital).

During the three months ended March 31, 2015, the Company recorded $666 of compensation expense relating to DSAs in general and administrative expenses (three months ended March 31, 2014: $313).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at March 31, 2015 and December 31, 2014.

There were no RSAs granted during the three months ended March 31, 2015 and 2014 and therefore no compensation expense relating to the vesting and issuance of RSAs was recorded in general and administrative expenses.

12	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding and exercisable at March 31, 2015 and December 31, 2014 is as follows:

Number of SARs
Outstanding at January 1, 2014	205,725
Issued	10,000
Exercised	(122,725)
Cancelled	(20,000)
Outstanding at December 31, 2014	73,000
Issued	10,000
Outstanding at March 31, 2015	83,000

Exercisable at December 31, 2014	50,000
Exercisable at March 31, 2015	50,000

At March 31, 2015, vested SARs had a weighted average intrinsic value of CAD$3.62 per share (December 31, 2014: CAD$6.92) .

At March 31, 2015, the Company has recognized other current and long-term liabilities for SARs of $210 and $15, respectively (December 31, 2014: $428 and $21, respectively).

During the three months ended March 31, 2015, the Company recorded $(224) of compensation expense relating to SARs in general and administrative expenses (three months ended March 31, 2014: $761).

The following table summarizes information about SARs outstanding and exercisable at March 31, 2015 (grant price range in CAD$):

		Exercised/
Grant price range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	262,000	(210,000)	52,000	50,000
$13.35-16.57	65,000	(59,000)	6,000	-
$18.00-23.31	92,500	(67,500)	25,000	-
	419,500	(336,500)	83,000	50,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options are measured based on the Black-Scholes Model. The fair value of SARs has been re-measured at March 31, 2015. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period. There were no Share Options granted during the three months ended March 31, 2015 and 2014.

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	March 31, 2015	March 31, 2014
Share price	$13.88	$23.37
Exercise price	$12.03	$10.97
Expected volatility	53%	50%
Expected life (years)	1.81	1.94
Risk-free interest rate	0.60%	1.48%
Fair value	$6.28	$14.01

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At March 31, 2015, there were 147,734,775 common shares of the Company issued and outstanding (December 31, 2014: 147,664,671).

15.	INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended
		March 31,
	2015	2014
Earnings before income taxes	$37,821	$31,101
Statutory tax rate	26.00%	26.00%
Income tax expense (benefit)	9,834	8,086
Reconciling items:
Difference between statutory and foreign tax rates	(6,357)	(4,558)
	496
Non-deductible share-based payments		317
Non-deductible expenses	1,120	930
Change in unrecognized deferred tax assets	838	1,516
Income tax expense	$5,931	$6,291

Effective January 1, 2014, the income tax rate in Guatemala increased from 6% to 7% of taxable revenues for entities in the optional simplified regime for income derived from lucrative activities. The Company has elected to be taxed under this regime.

16.	EARNINGS PER SHARE

	Three Months Ended			Three Months Ended
	March 31, 2015			March 31, 2014
		Weighted			Weighted
		average			average
	Net	shares	Earnings	Net	shares	Earnings
	Earnings	outstanding	per share	Earnings	outstanding	per share
Basic EPS(1)	$31,890	147,851,637	$0.22	$24,811	145,200,076	$0.17
Effect of dilutive securities:
Share options	-	279,979	-	-	2,291,364	-
Diluted EPS	$31,890	148,131,616	$0.22	$24,811	147,491,440	$0.17

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 198,000 DSAs (three months ended March 31, 2014: 181,334 DSAs).

14	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At March 31, 2015, 1,479,222 Shares Options and 198,000 Share Awards were outstanding of which 482,000 and nil, respectively, were anti-dilutive (March 31, 2014: nil and nil, respectively) because the underlying exercise prices exceeded the average market price for the three months ended March 31, 2015 of CAD$16.51 (three months ended March 31, 2014: CAD$22.13).

During the three months ended March 31, 2015, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $8,862 (three months ended March 31, 2014: no dividends declared or paid).

For the period April 1, 2015 to April 28, 2015, the Company declared dividends of $0.02 per common share for the month of April for total dividends payable on April 30, 2015 of $4,517.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
		March 31,
	2015	2014
Trade and other receivables	$(5,905)	$(10,425)
Inventories	(8,963)	(3,686)
Other current assets	357	(4,894)
Other non-current assets	(1,158)	(3,938)
Accounts payable, accrued liabilities, and
other non-current liabilities	(624)	4,908
Changes in working capital	$(16,293)	$(18,035)

Supplemental information:
Interest (paid) received	$(1)	$10

18.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, the principal business activities being the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests. All mineral interests, plant and equipment are situated in Guatemala and all revenues are generated by the Company’s mine in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada. The corporate office located in Reno, Nevada, USA, provides financial, human resources and technical support to the mining and exploration activities.

The Company has contracts with a number of customers for its concentrate sales. The Company’s top three customers account for 90% of revenues for the three months ended March 31, 2015 (three months ended March 31, 2014: 93%). The revenues by customer for the three months ended March 31, 2015 are 36%, 28%, and 26% (three months ended March 31, 2014: 47%, 24% and 22%). No other customer accounted for more than 10% of sales during the respective periods. The loss of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

•	Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At March 31, 2015, the levels in the FV hierarchy into which the Company’s financial assets are measured and recognized on the balance sheet at fair value are categorized as follows:

	March 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash	$85,425	$-	$79,830	$-
Cash equivalents	-	526	-	526
Trade and other receivables	-	13,612	-	7,707
	$85,425	$14,138	$79,830	$8,233

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2015. At March 31, 2015 and December 31, 2014, there were no financial assets measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy.

The Company’s trade receivables are classified as FVTPL. The fair values of all other financial assets and financial liabilities approximate their carrying values.

At March 31, 2015 and December 31, 2014, there were no financial liabilities measured and recognized at fair value that would be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy.

20.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents. There has been no significant change to the Company’s exposure to credit risk since December 31, 2014 and the Company deems this risk to be minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s exposure to liquidity risk since December 31, 2014 and the Company deems this risk to be minimal.

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

16	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the USD$. There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2014 and the Company deems this risk to be minimal.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At March 31, 2015, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2014 and the Company deems this risk to be minimal.

Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. There has been no significant change to the Company’s exposure to price risk since December 31, 2014 and the Company deems this risk to be at an acceptable level and has entered into no hedging contracts.

21.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

			December 31,
	Notes	March 31, 2015	2014
Equity		$901,959	$878,060
Debt	10	49,922	49,804
		951,881	927,864
Less: cash and cash equivalents	5	(85,951)	(80,356)
		$865,930	$847,508

On June 4, 2013, the Company entered into a $50 million secured credit facility (the “facility”) with an international financial institution. On December 20, 2013, the Company reached an agreement with the lender to expand the facility by an additional $25 million. The additional $25 million was drawn on January 2, 2014 and repaid on September 3, 2014 (note 10). The intent of the facility is to provide working capital for general corporate purposes.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2014.

22.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

23.	EVENTS AFTER THE REPORTING PERIOD

	a)	Business combination agreement

On April 1, 2015, the Company completed the Plan of Arrangement (the “Arrangement”) with Rio Alto Mining Limited (“Rio Alto”) resulting in a business combination of the two companies. Pursuant to the Arrangement and effective upon closing, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe has issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe has 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued.

Total consideration paid was based on the April 1, 2015 opening price of Tahoe Shares on the TSX of CAD$14.21 and a CAD$ to USD$ foreign exchange rate of 0.7929 and is comprised of the following:

	Number of Shares	Number of Shares
	Issued	Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Warrants(1)(3)	-	2,011,244	5,837
Options(2)(3)	-	3,374,449	11,632
Cash	-	-	272
Total consideration	75,991,381	5,385,693	$873,939

(1)

The warrants had an expiry date of April 12, 2015 and all were exercised subsequent to the Arrangement closing and prior to expiry. Upon exercise, 2,011,244 Tahoe Shares were issued for total cash proceeds of CAD$21,210.

(2)	The fair values of the warrants and options were determined using the Black-Scholes option pricing model.

(3)	The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the Options and Warrants are as follows:

	Options	Warrants
Share price	$14.21	$14.21
Exercise price	$6.13 – 23.13	$10.55
Expected volatility	42.36% – 53.25%	46.60%
Expected life (years)	0.08 – 4.55	0.03
Expected dividend yield	1.69%	1.69%
Risk-free interest rate	0.49% – 0.57%	0.49%
Fair value (CAD$)	$0.50 – 8.00	$3.66

As at the date of these interim financial statements, the initial accounting for the business combination is not complete. The Company has not completed its preliminary analysis of the fair values of the assets acquired and the liabilities assumed.

For additional details, see the news releases dated February 9, 2015, February 25, 2015 and April 1, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

18	Tahoe Resources Inc.